SECURIT[barcode] 06008020)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ankale Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

626 Grove Street
(No. and Street)

Evanston (City) Illinois (State) 60201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin E. Winslow (847) 332-2350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago, IL (City) (State) 60604 (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin E. Winslow, affirm that, to the best of my knowledge and belief, the accompanying financial statements and Supplemental information pertaining to the firm of **Ankale Capital LLC**, as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Principal
Title

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member
ANKALE CAPITAL, LLC
Evanston, Illinois

We have audited the accompanying statement of financial condition of ANKALE CAPITAL, LLC, as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ANKALE CAPITAL, LLC, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 2, 2006

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	38,703
Securities owned, at market		
Equities		39,944,548
Options		122,000
Interest and dividends receivable		1,013
Equipment, furniture and leasehold improvements, net		21,370
Other assets		42,339
TOTAL ASSETS	$	40,169,973

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to broker/dealer	$	22,902,824
Securities sold, not yet purchased, at market value		
Equities		864,727
Options		73,000
Interest and dividends payable		12,677
Accounts payable		2,552
Total Liabilities		23,855,780
Member's Equity		16,314,193
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	40,169,973

See accompanying notes.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUE	
Firm trading	$ (1,999,333)
Interest	11,190
Dividends	491,783
Total Revenue	(1,496,360)
EXPENSES	
Interest	1,173,894
Dividends	8,976
Occupancy	12,000
Regulatory and exchange fees	24,462
Depreciation and amortization	7,662
Professional fees	24,887
Consulting	40,700
Office expense	19,804
Other	4,392
Total Expenses	1,316,777
NET LOSS	$ (2,813,137)

See accompanying notes.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

Balance at December 31, 2004	$ 23,879,629
Member contributions	-
Member withdrawals	(4,752,299)
Net loss	(2,813,137)
Balance at December 31, 2005	$ 16,314,193

See accompanying notes.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net loss	$ (2,813,137)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization expense	7,662
(Increase)/decrease in operating assets:	
Securities owned, at market, net	(5,558,577)
Interest and dividends receivable	13,172
Increase/(decrease) in operating liabilities:	
Due to broker/dealer	16,358,895
Securities sold, not yet purchased, at market	(3,334,738)
Accounts payable and accrued expenses	8,774
Total adjustments	7,495,188
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,682,051
INVESTING ACTIVITIES	
Purchase of equipment	(3,035)
NET CASH USED IN INVESTING ACTIVITIES	(3,035)
FINANCING ACTIVITIES	
Member contributions	-
Member withdrawals	(4,752,299)
NET CASH USED IN FINANCING ACTIVITIES	(4,752,299)
NET DECREASE IN CASH	(73,283)
CASH AT DECEMBER 31, 2004	111,986
CASH AT DECEMBER 31, 2005	$ 38,703

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $1,164,142.
Cash payments for income taxes during the year totaled $0.

See accompanying notes.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

(1) NATURE OF BUSINESS

ANKALE CAPITAL, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the National Association of Securities Dealers ("NASD").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices. Unrealized gains and losses are reflected in Firm trading in the Statement of Operations. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Securities transactions are recorded on the trade date.

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are recorded at cost. Equipment and furniture are depreciated over their estimated useful lives using accelerated methods. Leasehold improvements are amortized over the lease term using the straight-line method. Computer software is depreciated over five years using the straight-line method. At December 31, 2005, accumulated depreciation and amortization totaled $22,238.

Fair Value of Derivative Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax return of the Member.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

(4) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

As of December 31, 2005, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2005, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(5) CONCENTRATION OF CREDIT RISK

At December 31, 2005, credit concentrations with the Company's clearing broker consisted of approximately $16 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $5,174,164 which exceeded requirements by $5,074,164 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7) LEASE COMMITMENT

The Company rents its office space under a lease containing real estate tax and operating expense escalation clauses. At December 31, 2005, the future non-cancelable annual minimum commitment under its lease was as follows:

December 31,	Amount
2006	$ 12,000
Total	$ 12,000

SUPPLEMENTARY INFORMATION

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL		
Member's equity		$ 16,314,193
Non-allowable assets		
Equipment, furniture and leasehold improvements, net		(21,370)
Other assets		(42,339)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		16,250,484
Haircuts on securities	$ 6,026,607	
Undue concentration charges	5,049,713	
Total Haircuts		(11,076,320)
NET CAPITAL		$ 5,174,164
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 5,074,164
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness-specified liabilities		
Accounts payable and accrued expenses		$ 2,552
TOTAL AGGREGATE INDEBTEDNESS		$ 2,552
Ratio of aggregate indebtedness to net capital		<1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

ANKALE CAPITAL, LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
ANKALE CAPITAL, LLC
Evanston, Illinois

In planning and performing our audit of the financial statements of ANKALE CAPITAL, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by ANKALE CAPITAL, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that ANKALE CAPITAL, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than member of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
February 2, 2006